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                             November 2, 2023

       Kent Rodriguez
       Chief Executive Officer, President
       Groove Botanicals Inc.
       310 Fourth Avenue South, Suite 7000
       Minneapolis, MN 55415

                                                        Re: Groove Botanicals
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 19,
2023
                                                            File No. 000-23476

       Dear Kent Rodriguez:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12G

       Financial Statements
       Unaudited Financial Statements for the Quarter Ended June 30, 2023 Consolidated Statements of Operations, page 33

   1. Please revise your statements of operations to deduct the dividends on your preferred stock to arrive at net
income (loss) available to common shareholders. Earnings per common share should be
revised to be calculated based on income (loss) available to common shareholders.
Refer to ASC 260-10-45-11 through 45-12.
       Exhibits

   2. A consent to the use of an audit report is not required in 1934 Act reports. However, we note that you included
an auditor   s consent, so it should be updated within 30 days of the
                                                        effective date of the
registration statement. Please revise Exhibit 23.1 accordingly.
 Kent Rodriguez
FirstName LastNameKent   Rodriguez
Groove Botanicals Inc.
Comapany 2,
November  NameGroove
             2023       Botanicals Inc.
November
Page 2    2, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Jack Brannelly